Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

Telephone: (408) 530-1900

Fax: (408) 530-1919

February 20, 2015

VIA EDGAR CORRESPONDENCE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Amanda Ravitz, Assistant Director

Re:	Viveve Medical, Inc. Registration Statement on Form S-1 (File No. 333-200458) Withdrawal of Acceleration Request

Ladies and Gentlemen:

Reference is made to the acceleration request of Viveve Medical, Inc. (the "Company"), filed as correspondence via EDGAR on February 18, 2015, in which the Company requested the acceleration of the effective date of the above-referenced Registration Statement as of Friday, February 20, 2015, at 4:00 P.M. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. At this time, the Company hereby formally withdraws its request for acceleration of the effective date.

Sincerely,

Viveve Medical, Inc.

By:	/s/ Scott Durbin
Scott Durbin Chief Financial Officer
cc:	Kevin Friedmann, Richardson & Patel LLP Melanie Figueroa, Richardson & Patel LLP